UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of December 2004

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

EXERCISE OF CALL AND PUT OPTIONS ON GAS DISTRIBUTION

COMPANIES IN PORTUGAL

In line with the agreement of November 25, 2003, between EDP – Energias de Portugal, S.A. (“EDP”) and Caixa Geral de Depósitos, S.A. (“CGD”), CGD has exercised its put option on the total share capital and shareholder loans of NQF - Projectos de Telecomunicações e Energia, S.A. (“NQF”) for the price of €66.9 million. NQF indirectly holds 12.9% and 10.1% of the share capital of Portgás – Sociedade de Produção e Distribuição de Gás, S.A. (“Portgás”) and Setgás – Sociedade de Produção e Distribuição de Gás, S.A. (“Setgás”), respectively.

Furthermore, within the scope of the agreement of November 14, 2003, between EDP, Galp Energia, SGPS, S.A., GDP SGPS, S.A. and GDP Distribuição, SGPS, S.A., EDP has exercised its call option for the purchase of a shareholding equivalent to 46.625% of the share capital and respective shareholder loans of Portgás, for the price of €86.4 million.

Subsequent to the formal execution of the abovementioned transactions, EDP will hold, directly and indirectly, shareholdings corresponding to 10.11% in Setgás and 59.55% in Portgás, and will control Portgás together with Endesa and Gaz de France.

The exercise of these options on the share capital of Portgás and Setgás is in line with EDP’s strategic guidelines, namely the reinforcement of its presence in the Iberian gas market, where it was already operating through Naturcorp.

EDP – ENERGIAS DE PORTUGAL, S.A.

EDP – Energias de Portugal, S.A.    Sociedade Aberta    Sede Praça Marquês de Pomba,12    1250-162 Lisboa        Portugal

Capital Social € 3,656,537,715        Matrícula 1805 da C.R.C. Lisboa        Pessoa Colectiva 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated December 29, 2004

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name: João Ramalho Talone
Title: Chief Executive Officer